AMENDMENT NO. 1 (FINAL AMENDMENT)
                                          TO
                                    SCHEDULE 13E-4
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                            ISSUER TENDER OFFER STATEMENT
                   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES
                                EXCHANGE ACT OF 1934)

                            FLORIDA POWER & LIGHT COMPANY
                                   (Name of Issuer)

                            FLORIDA POWER & LIGHT COMPANY
                         (Name of Person(s) Filing Statement)

                        $2.00 NO PAR PREFERRED STOCK, SERIES A
                    (INVOLUNTARY LIQUIDATION VALUE $25 PER SHARE)
                            (Title of Class of Securities)

                                     341081 81 8
                        (CUSIP Number of Class of Securities)

     DENNIS P. COYLE               JEFFREY I. MULLENS, P.A.  ROBERT J. REGER
     General Counsel and Secretary Steel Hector & Davis        JR., ESQ.
     Florida Power & Light Company 1900 Phillips Point West  Reid & Priest LLP
     700 Universe Boulevard        777 South Flagler Drive   40 West 57th Street
     Juno Beach, Florida 33408     West Palm Beach, Florida  New York, New York
     (407) 694-4644                  33401                     10019
                                   (407) 650-7257            (212)603-2000

                    (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices and
             Communications on Behalf of the Person(s) Filing Statement)

                                   October 10, 1995

        (Date Tender Offer First Published, Sent or Given to Security Holders)

                              Calculation of Filing Fee
     -------------------------------------------------------------------------
     Principal Amount of Subordinated Deferrable
     Interest Debentures issued in exchange for
     shares of $2.00 No Par Preferred Stock, Series A
     (Involuntary Liquidation Value $25 Per Share):       Amount of Filing Fee:
     --------------------------------------------         --------------------

     $61,670,300                                              $12,334
     -------------------------------------------------------------------------

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $45,151
     Form or
      Registration No.:       Registration Statement No. 33-59429 on Form S-4
     Filing Party:            Florida Power & Light Company
     Date Filed:              May 18, 1995

                          AMENDMENT NO. 1 (FINAL AMENDMENT)
                  TO ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

          This Amendment No. 1 (Final Amendment) dated November 17, 1995 supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission (the "Commission") on October 10, 1995 (the "Original Schedule 13E-4") by Florida Power & Light Company (the "Company") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 33-59429) (the "Registration Statement") with respect to the Company's offer to exchange its 8.75% Quarterly Income Debt Securities (Subordinated Deferrable Interest Debentures, Due 2025) (the "QUIDS") for its $2.00 No Par Preferred Stock, Series A (Involuntary Liquidation Value $25 Per Share) (the "$2.00 Preferred Stock") (such offer, the "Exchange Offer"). The Registration Statement was declared effective by the Commission on October 10, 1995. A copy of the Prospectus, dated October 10, 1995, contained in the Registration Statement, was filed as Exhibit 1 to the Original Schedule 13E-4.

          The following information supplements the information previously provided in the Original
     Schedule 13E-4.

          The Exchange Offer expired at 5:00 P.M., New York City Time, on November 7, 1995. A total of 2,466,812 shares of $2.00 Preferred Stock were tendered and accepted for exchange by the Company and $61,670,300 aggregate principal amount of QUIDS were issued in respect thereof.

                                      SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated:  November 17, 1995          FLORIDA POWER & LIGHT COMPANY



                                        By:  /s/ Dilek Samil
                                           -----------------------------------
                                                  Dilek Samil
                                                  Treasurer and
                                                  Assistant Secretary